UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                         PRIVATE SEC FILE NUMBER: 0-4431
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                            CUSIP NUMBER: 052725 10 8
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                           NOTIFICATION OF LATE FILING

                                   Form 10-Q

For Period Ended: September 30, 2001
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
                                ----------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

     Not Applicable
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PART I -- REGISTRANT INFORMATION

     Auto-Graphics, Inc.
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  Full Name of Registrant

       Not Applicable
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  Former Name if Applicable

     3201 Temple Avenue
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  Address of Principal Executive Office (Street and Number)

   Pomona, CA 91768-3213
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  City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth day
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Company appointed a (new) President and Chief Financial Officer in October 2001 and the Company has required additional time to prepare and review the financial statements and disclosures for Form 10-Q. The Company plans to file Form 10-Q for the quarter ended September 30, 2001 on November 19, 2001.

PART IV-- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

     Daniel E. Luebben
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          (Name)

     (909) 595 - 7204
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    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  Yes
                          -------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?    Yes
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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that the net loss for the three months and nine months ended September 30, 2001 will be approximately $740,000 and $978,000, respectively, compared to $313,000 and $542,000 for the comparable periods in the prior fiscal year.


             Auto-Graphics, Inc.
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  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 11/15/01                     By: ss/Daniel E. Luebben
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                                      Chief Financial Officer/Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).